

ENDOSOUND, INC.

Financial Statements
December 31, 2024 and 2023

With Independent Auditor's Report

EndoSound, Inc.
Table of Contents
December 31, 2024 and 2023



CERTIFIED PUBLIC ACCOUNTANTS – AUDIT, LLP

Independent Auditor's Report

To the Board of Directors and Stockholders
Endosound, Inc.:

Opinion

We have audited the financial statements of Endosound, Inc., which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Endosound, Inc. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Endosound, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Endosound, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

400 Spectrum Center Drive
Suite 250
Irvine, CA 92618
(949) 529-3900

5285 Meadows Road
Suite 420
Lake Oswego, OR 97035
(503) 963-4720

12750 High Bluff Drive
Suite 160
San Diego, CA 92130
(858) 465-1510

601 Union Street
Suite 1710
Seattle, WA 98101
(206) 496-1515

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Endosound, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Endosound, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

KBF CPAs – Audit, LLP

KBF CPAs – Audit, LLP
Lake Oswego, Oregon

October 6, 2025

EndoSound, Inc.
Balance Sheets
December 31, 2024 and 2023

		2024		2023
Assets				
Current assets:				
Cash and cash equivalents	$	422,660	$	1,356,366
Accounts receivable, net		89,009		28,414
Inventory		235,919		541,441
Prepaid expenses		45,941		57,306
Total current assets		793,529		1,983,527
Property and equipment, net		106,008		92,356
Other assets		6,079		4,416
Total assets	$	905,616	$	2,080,299
Liabilities and Stockholders' Equity (Deficit)				
Current liabilities:				
Accounts payable	$	131,021	$	482,090
Accrued expenses		133,250		4,480
Convertible notes payable and accrued interest		1,540,951		-
Total liabilities		1,805,222		486,570
Stockholders' equity (deficit):				
Series Seed-1 preferred stock, $0.00001 par value; 2,000,000 shares authorized; 1,950,898 shares issued and outstanding (aggregate liquidation preference of $1,755,808)		20		20
Series A preferred stock, $0.00001 par value; 4,100,000 shares authorized; 3,898,468 shares issued and outstanding (aggregate liquidation preference of $5,110,892)		39		39
Common stock, $0.00001 par value; 21,000,000 shares authorized; 8,892,830 and 8,824,080 shares issued and outstanding as of December 31, 2024 and 2023		89		88
Additional paid-in capital		7,406,068		7,271,965
Accumulated deficit		(8,305,822)		(5,678,383)
Total stockholders' equity (deficit)		(899,606)		1,593,729
Total liabilities and stockholders' equity (deficit)	$	905,616	$	2,080,299

EndoSound, Inc.
Statements of Operations
Years Ended December 31, 2024 and 2023

		2024		2023
Revenues:				
License revenue	$	943,000	$	1,500,000
Product revenue		593,427		-
Other revenue		5,080		51,500
Total revenues		1,541,507		1,551,500
Cost of revenues		301,574		-
Gross margin		1,239,933		1,551,500
Operating expenses:				
Sales and marketing		1,002,672		805,222
General and administrative		1,826,344		1,580,001
Research and development		896,397		2,426,802
Total operating expenses		3,725,413		4,812,025
Loss from operations		(2,485,480)		(3,260,525)
Other income (expense):				
Interest expense, net		(163,162)		(26,715)
Other income, net		116,559		37,643
Total other income (expense), net		(46,603)		10,928
Loss before taxes		(2,532,083)		(3,249,597)
Income tax expense		(95,356)		(150,550)
Net loss	$	(2,627,439)	$	(3,400,147)

EndoSound, Inc.
Statements of Changes in Stockholders' Equity (Deficit)
Years Ended December 31, 2024 and 2023

	Series Seed-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount			
Balances, January 1, 2023	1,950,898	$ 20	-	$ -	8,620,238	$ 86	$ 2,146,451	$ (2,278,236)	$ (131,679)
Stock-based compensation expense	-	-	-	-	-	-	98,034	-	98,034
Conversion of convertible notes and accrued interest into Series A preferred stock and common stock	-	-	1,040,732	10	200,718	2	1,364,399	-	1,364,411
Issuance of Series A preferred stock, net of $83,857 issuance costs	-	-	2,857,736	29	-	-	3,662,613	-	3,662,642
Exercise of stock options	-	-	-	-	1,562	-	468	-	468
Net loss	-	-	-	-	-	-	-	(3,400,147)	(3,400,147)
Balances, December 31, 2023	1,950,898	20	3,898,468	39	8,822,518	88	7,271,965	(5,678,383)	1,593,729
Stock-based compensation expense	-	-	-	-	-	-	115,744	-	115,744
Exercise of stock options	-	-	-	-	70,312	1	18,359	-	18,360
Net loss	-	-	-	-	-	-	-	(2,627,439)	(2,627,439)
Balances, December 31, 2024	1,950,898	$ 20	3,898,468	$ 39	8,892,830	$ 89	$ 7,406,068	$ (8,305,822)	$ (899,606)

EndoSound, Inc.
Statements of Cash Flows
Years Ended December 31, 2024 and 2023

		2024	2023
Cash flows from operating activities:			
Net loss	$	(2,627,439)	(3,400,147)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation		69,587	39,590
Stock-based compensation expense		115,744	98,034
Non-cash interest expense		27,041	32,882
Accretion of convertible notes		138,910	-
Change in allowance for credit losses		43,000	-
Changes in operating assets and liabilities:			
Accounts receivable		(103,595)	(28,414)
Inventory		305,522	(112,520)
Prepaid expenses and other assets		9,702	(10,240)
Accounts payable		(351,069)	48,385
Accrued expenses		128,770	4,475
Net cash used in operating activities		(2,243,827)	(3,327,955)
Cash flows from investing activities:			
Purchases of property and equipment		(83,239)	(40,321)
Net cash used in investing activities		(83,239)	(40,321)
Cash flows from financing activities:			
Proceeds from issuance of convertible notes payable		1,375,000	550,000
Proceeds from issuance of Series A preferred stock		-	3,746,499
Financing costs incurred in issuance of Series A preferred stock		-	(83,857)
Proceeds from exercise of stock options		18,360	468
Net cash provided by financing activities		1,393,360	4,213,110
Net increase (decrease) in cash and cash equivalents		(933,706)	844,834
Cash and cash equivalents, beginning of year		1,356,366	511,532
Cash and cash equivalents, end of year	$	422,660	1,356,366
Supplemental cash flow information:			
Cash paid for income taxes	$	98,218	151,795
Non-cash information:			
Conversion of convertible notes and accrued interest into Series A preferred stock and common stock	$	-	1,364,411

(1) Organization

EndoSound Inc. ("the Company") is headquartered in Portland, Oregon and provides access to endoscopic ultrasound technology for the diagnosis and treatment of various disorders of the digestive tract. The Company was founded in 2016 as a Florida Limited Liability Company ("LLC"). In June 2020, the Company converted from an LLC to EndoSound, Inc., a Delaware corporation.

The Company has been developing its technology since inception and there have been no product sales through 2023. The Company received its 510(k) clearance from the Food and Drug Association ("FDA") in December 2023 at which point, product sales commenced.

The accompanying financial statements are intended to reflect the results of the Company's operations, financial position, changes in stockholders' equity, and cash flows in conformity with accounting principles generally accepted in the United States of America ("GAAP").

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Significant estimates requiring management judgment include revenue recognition, inventory valuation, and stock compensation. This process may result in actual results differing from those estimated amounts used in the preparation of the financial statements. Management considers many factors in developing these estimates and assumptions and must apply judgment in this process. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that represents its best estimate. Actual results could differ materially from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of less than three months at the date of purchase to be cash equivalents.

(c) Inventory

Inventory is stated at the lower of cost or net realizable value, using a specific identification method. The Company periodically reviews its inventory for slow-moving, damaged, or obsolete items and provides allowances to reduce such items identified to their net recoverable amounts, as necessary.

(d) Property and Equipment

Property and equipment are stated at cost, net of depreciation, and are depreciated using the straight-line method over the estimated useful lives of the assets. Useful lives of property and equipment being depreciated are as follows:

Computer equipment	3 years
Laboratory equipment	2-5 years

(e) Recoverability and Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If there is an indicator of impairment, the Company prepares an estimate of future undiscounted net cash flows to be derived from the use of the assets and the eventual disposition. If the carrying amount exceeds the estimate of future undiscounted cash flows, the Company then calculates the impairment as the excess of the carrying value of the asset group over the estimate of its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary and appropriate. There were no impairment charges recorded during the years ended December 31, 2024 and 2023.

(f) Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* through the following steps:

1) Identify the contract(s) with the customer;
2) Identify the performance obligation(s) in the contract;
3) Determine the transaction price;
4) Allocate the transaction price to the performance obligation(s) in the contract; and
5) Recognize revenue when or as the Company satisfies the performance obligation(s).

The Company's performance obligations are the sale of products to customers, primarily health clinics and surgery centers. The Company satisfies the performance obligation upon shipment of the product to the customer and recognizes revenue when control of the product is transferred to the customer, generally upon shipment of the product. Shipping fees that are billed to the customers are recognized in revenue, and the costs associated with such fees are recorded in cost of revenues in the statements of operations. There were no product sales in 2023 as the Company has been developing its technology and product from inception through 2023 (see Note 1). The Company made its first product sales in 2024.

The Company has licensed intellectual property to another party for the development of future products. The Company recognized $943,000 and $1,500,000 in license revenue from this arrangement during the years ended December 31, 2024 and 2023, respectively.

(g) Concentration Risk

The financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash balances in large financial institutions and generally maintains balances in accounts below the federal insurance limits.

The Company generally does not require collateral or other security to support accounts receivable. Credit risk associated with accounts receivable is periodically reviewed by management, and if required, an allowance for expected credit losses is established.

Accounts determined to be uncollectible are written off against the allowance for credit losses after all means of collection have been exhausted and the potential for recovery is remote. As of December 31, 2024 and 2023, the allowance for credit losses was $43,000 and $0, respectively.

No customers that purchase products from the Company exceeded 10% of the Company's total sales.

Purchases from two suppliers comprised 73% of total inventory purchased for the year ended December 31, 2024. Purchases from three suppliers comprised 93% of total inventory purchased for the year ended December 31, 2023.

No vendor that provided products and services for the enhancement and development of the Company's products exceeded 10% of the Company's total research and development costs for the year ended December 31, 2024. Costs of enhancing and developing the Company's products from one vendor accounted for 35% of total research and development costs for the year ended December 31, 2023.

(h) Research and Development Costs

Research and development costs consist primarily of prototype materials, cost of testing trials, compensation and related costs for personnel and outside consultants, and are related to the enhancement and development of the Company's products. Expenditures for research and development are expensed as incurred.

(i) Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between the carrying costs of assets and liabilities for income tax reporting and financial statement purposes. The Company provides a valuation allowance against net deferred tax assets unless, based upon available evidence, it is more likely than not that the deferred tax assets will be realized.

The Company recognizes and measures the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained, based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. The Company records liabilities for unrecognized tax benefits from uncertain tax positions as discrete tax adjustments in the first period that the more likely than not threshold is not met.

It is the Company's policy to record interest and penalties related to uncertain tax positions as a component of income tax expense.

(j) Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. This standard requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. The fair value of stock options is estimated on the date of grant using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the risk-free interest rate, expected term, expected stock price volatility, and dividend yield.

Estimated volatilities are based on the historical volatilities over the expected term of the stock options of comparable companies whose shares are publicly traded. The expected term represents the period of time the stock options are expected to be outstanding and is based on the "simplified method." Under the simplified method, the expected term of an option is presumed to be the mid-point between the vesting date and the end of the contractual term. The risk-free interest rate is based on the U.S. Treasury bond rates in effect during the corresponding period of grant with a similar contractual term as the expected term of the grant. The Company accounts for forfeitures as they occur.

The following table summarizes the assumptions used for estimating the fair value of stock options granted during the years ending December 31:

	2024	2023
Weighted average expected term (years)	5.41	5.72
Risk-free interest rate	3.97% - 4.35%	4.23% - 4.25%
Dividend yield	0%	0%
Volatility	44.49% - 46.50%	79.61% - 79.65%

(k) Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU requires entities other than public business entities to provide qualitative disclosure about specific categories of reconciling items and individual jurisdictions that result in a significant difference between the statutory tax rate and the effective tax rate. The amendment also requires all entities to disclose on an annual basis the amount of income taxes paid (net of refunds received) disaggregated: (1) by federal (national), state, and foreign taxes, and (2) by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received).

This ASU also includes certain other amendments to improve the effectiveness of income tax disclosures, such as requiring that all entities disclose the following information:

1. Income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign.
2. Income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign.

The amendments are effective for annual periods beginning after December 15, 2025 with early adoption permitted for annual financial statement that have not yet been issued or made available for issuance. The Company is evaluating the implications the adoption of this standard will have on the financial statements.

(3) Liquidity and Capital Resources

Given the current stage of the Company and the financial resources required to develop its product lines, the Company has incurred recurring losses from operations and negative operating cash flows since inception. The Company believes that its future success depends on its ability to raise additional capital financing, increasing product sales and managing expenses to generate sufficient profits and positive cash flows from operations to sustain ongoing operations. An inability by the Company to either raise additional capital financing or generate demand for its products sufficient to achieve profitability could have a material adverse impact on the Company's financial position, results of operations, and liquidity, and ultimately on its ability to continue as a going concern. Until the point at which it achieves positive cash flows, the Company is dependent on equity and debt financing to support operations which may or may not be available in the future.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which consider continuation of the Company as a going concern. Due to the Company's significant operating and cash flow losses to date, there is substantial doubt about the Company's ability to continue as a going concern without additional capital financing. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management believes that they have the ability to take the necessary steps to ensure the Company will continue to raise the necessary financing and ultimately achieve positive cash flow and profitability. However, there is no guarantee that such financing will be available or that profitability will be achieved or sustained or that cash flows will be sufficient to fund obligations as they come due.

(4) Inventory

The following table summarizes the Company's inventory balances as of December 31:

	2024	2023
Raw materials	$ -	$ 20,985
Finished goods	235,919	520,456
	$ 235,919	$ 541,441

(5) Property and Equipment

Property and equipment consists of the following at December 31:

	2024	2023
Computer equipment	$ 21,016	$ 19,277
Laboratory equipment	151,322	143,822
Devices - consigned	74,000	-
	246,338	163,099
Less: Accumulated depreciation	(140,330)	(70,743)
	$ 106,008	$ 92,356

Depreciation expense was $69,587 and $39,590 for the years ended December 31, 2024 and 2023, respectively.

(6) Contingencies

The Company may be periodically involved in legal proceedings and claims in the ordinary course of operations. The Company does not believe they are a party to any legal proceedings that would be expected to have a material adverse effect on the Company's financial position or results of operations.

(7) Convertible Notes

In March 2022 and January 2023, the Board of Directors authorized the issuance of convertible promissory notes to several investors for total gross proceeds of $750,000 and $550,000, respectively, in anticipation of the closing of the Company's Series A preferred stock financing. The notes accrued interest at 8% per annum with a maturity date of December 31, 2023.

In April 2023, the outstanding convertible promissory notes and accrued interest were converted into 1,040,732 shares of Series A preferred stock and 200,718 shares of common stock.

In February 2024, the Board of Directors authorized the issuance of convertible promissory notes ("2024 Notes) with an aggregate principal amount of up to $5,000,000, which may be increased to $10,000,000. The 2024 Notes bear interest at 5% per annum and have a maturity date of June 30, 2025, with all principal and interest paid at the maturity date. On April 30, 2025, the 2024 Notes were amended to extend the maturity date to December 31, 2025. If a qualified financing occurs prior to the maturity date, the convertible notes automatically convert into the equity of that financing at a price per share equal to 80% of the price per share paid by the new investors. The outstanding balance at December 31, 2024 was $1,375,000 in principal and $27,041 in accrued interest.

The conversion discount associated with the 2024 Notes carries an obligation to issue a variable number of shares for a fixed monetary amount. The Company has accounted for the 2024 Notes as stock-settled debt, and is accreting the carrying amount of the 2024 Notes to the settlement amount. As of December 31, 2024, the Company has recorded $138,910 in interest expense related to the 2024 Note accretion, and is included with convertible notes payable on the accompanying balance sheet.

(8) Income Taxes

Income tax expense consists of the following for the years ended December 31:

	2024	2023
Current:		
Federal	$ -	$ -
State	1,056	550
Foreign	94,300	150,000
Total current tax expense	95,356	150,550
Deferred		
Federal	-	-
State	-	-
Foreign	-	-
Total deferred tax expense	-	-
Total income tax expense	$ 95,356	$ 150,550

The following is a reconciliation of the expected statutory federal income tax expense to actual income tax expense for the years ended December 31:

	2024	2023
Tax computed at federal statutory rate	$ (534,085)	$ (713,916)
State tax, net of federal tax benefit	(7,182)	(4,480)
Permanent items and other	141,900	50,351
Research and Development Credits	-	(137,139)
Foreign Withholding Tax	94,300	150,000
Foreign Tax Credits	(94,300)	(150,000)
Valuation allowance	494,723	955,734
Total income tax expense	$ 95,356	$ 150,550

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2024 and 2023 are as follows:

	2024	2023
Deferred tax assets:		
Accrued Expenses	$ 41,218	$ 1,487
Net Operating Losses	855,477	469,361
Capitalized Research Expenses	634,232	551,153
Research Credit	-	137,139
Foreign Tax Credit	492,404	398,104
Nonqualified Stock Option	61,786	40,911
Total deferred tax assets	2,085,117	1,598,155
Deferred tax liabilities:		
Fixed assets	(3,589)	(11,350)
Total deferred tax liabilities	(3,589)	(11,350)
Total Net Deferred Tax Assets	2,081,528	1,586,805
Less: Valuation Allowance	(2,081,528)	(1,586,805)
Net deferred taxes	$ -	$ -

The Company's income tax expense recorded for the years ended December 31, 2024 and 2023 relates to minimum state income taxes and foreign withholding taxes. The Company provided a full valuation allowance on the net deferred tax asset, consisting primarily of net operating loss carryforwards and research and development tax credit, foreign tax credit and capitalized research expenses because management has not determined that it is more-likely-than-not that the Company will earn income sufficient to realize the deferred tax assets during the carryforward period. The valuation allowance increased by approximately $495,000 and $970,000 during the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, the Company has federal, state and local net operating loss carryforwards available of approximately $3,983,000, $334,000 and $33,000 respectively, to offset future taxable income. If not utilized, state and local net operating loss carryforwards will begin to expire in 2035 and 2025, respectively. All of the federal net operating loss carry forwards indefinitely. In addition, the amount of net operating losses generated in taxable periods beginning after December 31, 2017, that the Company is permitted to deduct in any taxable year is limited to 80% of the Company's taxable income in such year, where taxable income is determined without regard to the net operating loss deduction itself. For taxable years after 2017, unused net operating losses may be carried forward indefinitely.

Utilization of net operating losses, credit carryforwards, and certain deductions may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The tax benefits related to future utilization of federal and state net operating losses, tax credit carryforwards, and other deferred tax assets may be limited or lost if cumulative changes in ownership exceeds 50% within any three-year period. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various taxing authorities. Any net operating loss or credit carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets.

The Company has recorded no uncertain tax positions related to federal and state research and development tax credits at December 31, 2024. Due to the valuation allowance recorded against the Company's deferred tax assets, none of the total unrecognized tax benefits as of December 31, 2024 would reduce the effective tax rate if recognized. At December 31, 2024, the Company has not accrued interest and penalties related to uncertain tax positions. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next twelve months.

(9) Equity Incentive Plan

In 2020, the Company established the Equity Incentive Plan ("2020 Plan"), as amended, which covers employees, directors, officers, consultants, agents, advisors, and independent contractors of the Company. The Company may grant shares of common stock in the form of incentive stock options, nonqualified stock options, stock awards, restricted stock, or stock units. A total of 4,491,341 shares of common stock were reserved and approved for issuance under the 2020 Plan. Options granted under the 2020 plan generally vest over a period of 12 to 48 months from the vesting commencement date, which may precede the grant date, and each option, if not exercised or forfeited, expires on the tenth anniversary of the grant date. Stock-based compensation expense for time-based stock options is recognized over the vesting term using the straight-line method. The condition for vesting of these awards is based on continued employment. As of December 31, 2024, 755,708 stock options remain available for future grant under the 2020 Plan.

Stock based compensation expense that has been included in the accompanying statements of operations amounted to $115,744 and $98,034 for the years ended December 31, 2024 and 2023, respectively. Approximately $185,000 in stock-based compensation costs related to stock options outstanding at December 31, 2024 is expected to be recognized over a weighted average period of 1.21 years subject to adjustment for forfeitures. The Company accounts for forfeitures as they occur.

The Company's stock option activity was as follows for the years ended December 31, 2024 and 2023:

	Options		Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding at January 1, 2023	1,652,262	$	0.20	8.57
Granted	522,209		0.31	
Exercised	(1,562)		0.30	
Forfeited	(3,438)		0.30	
Outstanding at December 31, 2023	2,169,471		0.23	7.95
Granted	1,518,600		0.26	
Exercised	(70,312)		0.27	
Forfeited	(48,438)		0.31	
Outstanding at December 31, 2024	3,569,321	$	0.24	8.03
Exercisable at December 31, 2024	1,918,750	$	0.22	6.99

The weighted average grant date fair value of options granted during the years ended December 31, 2024 and 2023 was $0.11 and $0.22, respectively. The total intrinsic value of options exercised during the years ended December 31, 2024 and 2023 was $1,771 and $16, respectively. At December 31, 2024 and 2023, a total of 1,918,750 and 1,407,893 options were exercisable with an intrinsic value of $77,261 and $133,727, respectively. The intrinsic value is calculated as the difference between the fair value of the Company's common stock and the exercise price of the stock option.

(10) Stockholders' Equity

The Company's amended articles of incorporation authorize the issuance of Series Seed-1 convertible preferred stock ("Series Seed-1"), Series A convertible preferred stock ("Series A", collectively with Series Seed-1, the "Preferred Stock"), and common stock. The Series Seed-1 and Series A original issuance prices are $0.90 and $1.311, respectively.

In April 2023, the Company issued 2,857,736 shares of Series A preferred stock for total net proceeds of $3,662,642. The Company also converted outstanding convertible notes and related accrued interest to 1,040,732 shares of Series A preferred stock and 200,718 shares of common stock. See Note 7.

The rights, preferences, privileges and other matters relating to its outstanding stock are as follows:

(a) Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock, together with the holders of common stock as a single class, shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Common stockholders are entitled to one vote for each share of common stock held.

(b) Dividends

The holders of Preferred Stock and common stock are eligible for dividends when and if declared by the Board of Directors, out of legally available funds, pro rata according to the number of shares of common stock held and Preferred Stock held on an as-converted basis.

(c) Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any deemed liquidation event, the holders of Preferred Stock then outstanding shall be entitled to be paid out of the available proceeds before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the original issuance prices, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of Preferred Stock the full amount, the holders of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the preferential distribution to the holders of Preferred Stock, any remaining assets shall be distributed pro rata to the holders of common stock.

(d) Conversion

Each share of Preferred Stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration by the holder, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issuance prices by the applicable conversion price. As of December 31, 2024, the conversion price of Preferred Stock is equal to the original issuance prices and accordingly, the Preferred Stock converts to common stock on a one-for-one basis.

In the event of a liquidation, dissolution or winding up of the Company or a deemed liquidation event, the conversion rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

Conversion is mandatory upon one of the following events:
- the closing of a sale of shares of common stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933; or,
- by vote of the majority holders of the then outstanding shares of Preferred Stock.

(11) Employee Benefit Plan

The Company maintains a 401(k) Plan for the benefit of its employees. Employees are eligible to participate in the plan the next pay period following the date the eligibility requirements are met. The employer may make discretionary contributions. There were no discretionary contributions made during the years ended December 31, 2024 and 2023. Generally, employees can defer up to 100% of their compensation into the plan, not to exceed the maximum amount allowed by law.

(12) Related Party Transactions

In 2024, certain executive officers and employees of the Company elected to defer a portion of their salaries. Deferred compensation at December 31, 2024 amounted to $128,332 and is reported within accrued expenses in the accompanying balance sheet.

(13) Subsequent Events

The Company has evaluated subsequent events through October 6, 2025, the date the financial statements were available for issuance.

Under the 2024 Notes agreement (see Note 7), the Company issued eight additional convertible notes totaling $500,000 in 2025. These additional notes were issued to certain executive officers and existing stockholders of the Company. These notes have a maturity date of December 31, 2025.

On June 6, 2025, the Company entered into a listing agreement with a financial institution to sell securities for a minimum investment of $50,000 and a maximum investment of $5,000,000 to eligible investors for 365 days under a Regulation Crowdfunding offering. The Company will incur fees equivalent to 6.5% of the total funds raised and a $1,000 annual maintenance fee to the financial institution. In 2025, the Company received total proceeds of $862,294, net of $59,946 in fees, from various investors.